Mail Stop 6010								December 12,
2005

Herman Rappaport
Chief Executive Officer
Starmed Group, Inc.
2029 Century Park East
Suite 1112
Los Angeles, California 90067
Fax:  310-551-2724

Re:		Starmed Group, Inc.
10-KSB for the period ending December 31, 2004

Dear Mr. Rappaport:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-KSB for Fiscal Year Ended December 31,
2004
Item 7. Financial Statements and Supplementary Data, page 15 Consolidated Statement of Shareholders` Equity (Deficit), page F-4
1. Regarding your response to prior comment five, please tell us:

a. for each issuance of your common stock for services, how you determined that the amounts invoiced by or agreed upon with the vendor represented the fair value of the services and whether you understand that those amounts were consistent with the consideration that the vendor received from its other customers for these services;

b. why the common stock issued for services in January 2004 was valued at $0.01 per share, but the common stock issued in exchange for accounts payable in March 2004 was valued at $2.08 per shares;

c. why the common stock issued for services in June 2005 was valued at $0.01 per share, when your response indicated that, between April
7 and September 30, 2005, the stock had traded at a high of $1.10 per share and a low of $0.35 per share; and,

d. regarding part c., what the trading price for your stock was when you issued the common stock and why you do not appear to have considered the fair value of the stock to be more reliably measurable than the fair value of the services provided.

Notes to Consolidated Financial Statements, page F-6
4.  Long Term Debt, page F-8
Note Payable, page F-8
2. Regarding your response to prior comment seven, please tell us:

a. how you concluded that your common stock had a nominal value when the note was exchanged in July 2003 and that none of the gain on extinguishment of debt you recognized should have been recorded as additional paid-in capital;

b. how you appear to have concluded that the July 2003 exchange did not provide an indication that the value was more than nominal;

c. how your conclusions about the July 2003 exchange were consistent with those reached on your March 2004 exchange of accounts payable, where you appeared to equate the value of the common stock to the amount of the accounts payable;

d. the extent to which you have subsequently considered whether the liability related to the guaranteed market price should be adjusted for changes in the value of the common stock; and

e. whether the guaranteed market price provision is within the scope of EITF 00-19 and, if so, how your accounting since the exchange has complied with it.

   As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Tabatha Akins at (202) 551-3658 or Jim
Rosenberg
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at (202) 551-3653, or me at (202) 551-3715 with any other
questions.


  Sincerely,




									Jeffrey Riedler
									Assistant Director



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